VIA EDGAR

December 5, 2012

Mr. Frank Wyman

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

United States of America

Re:	Theratechnologies Inc. – Form 40-F for Fiscal Year Ended November 30, 2011 – Your File No.: 001-35203

Mr. Wyman,

Reference is hereby made to our telephone conversation of November 5, 2012 during which we agreed to provide you with proposed additional disclosure under Significant Accounting Policies - Note 3(g) - Inventories appearing in our audited consolidated financial statements for the year ended November 30, 2011.

During this conversation, we agreed that the proposed additional disclosure would be prospective.

Therefore, based on the facts that existed on the date of our audited consolidated financial statements for the fiscal year ended November 30, 2011 and assuming that these facts remain the same for the preparation of our audited consolidated financial statements for the fiscal year ended November 30, 2012, we propose the following disclosure under Significant Accounting Policies - Note 3(g) – Inventories:

Inventories are presented at the lower of cost, determined using the first-in first-out method, or net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials, and other costs incurred in bringing the inventories to their present location and condition. The company is responsible for coordinating the production and the stability testing and for auditing suppliers at different time during the manufacturing process. Inventory costs also include the costs directly related to the conversion of materials to finished goods. Net realizable value is the estimated selling price in the Company’s ordinary course of business, less the estimated costs of completion and selling expenses.

Work in progress inventory appears from the moment third-party suppliers use the material provided by the Company until the time the Company receives the finished product. The value of the work in progress is equal to the value of material provided by the Company plus all other work performed by third-party suppliers which has been invoiced to us.

We also propose the following disclosure under Significant Accounting Policies - Note 3(d) – Cost of sales:

Cost of sales represents the cost of goods sold and includes the cost of raw materials, supplies, direct labour, direct overhead charges, unallocated indirect costs related to production as well as write-down of inventories.

We trust the whole to be to your entire satisfaction and remain,

Yours truly,

THERATECHNOLOGIES INC.

/s/ Marie-Noël Colussi

Marie-Noël Colussi

Vice President, Finance